Exhibit 99.7

CERTIFICATE

TO:	Ontario Securities Commission, as principal regulator

RE:	Abridgement of time in accordance with section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")

The undersigned, Mark Learmonth, a duly-appointed officer of Caledonia Mining Corporation (the "Corporation"), hereby certifies for and on behalf of the Corporation, and not in his personal capacity, that the Corporation:

(a)
has arranged to have proxy-related materials for the special meeting of shareholders of the Corporation to be held on February 18, 2016 (the "Meeting") sent in compliance with NI 54-101 to all beneficial owners of common shares of the Corporation at least 21 days before the date fixed for the Meeting;

(b)	has arranged to carry out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101.

Dated as of the 21st day of January, 2016.
CALEDONIA MINING CORPORATION

Mark Learmonth
Chief Financial Officer